Exhibit 99.1

NIP Group Inc. Announces Results of Extraordinary General Meeting

ABU DHABI, United Arab Emirates, December 29, 2025 (GLOBE NEWSWIRE) -- NIP Group Inc. (“NIP Group” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced that the Company’s extraordinary general meeting of shareholders (the “EGM”) was held in Hong Kong on December 29, 2025. During the EGM, the following proposed resolutions were duly passed:

1.	by a special resolution that, subject to the passing of Resolution 2, the Company’s authorized share capital be amended FROM US$200,000 divided into 2,000,000,000 shares comprising (i) 1,847,982,728 Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), (ii) 98,567,748 Class B1 ordinary shares of a par value of US$0.0001 each (the “Class B1 Ordinary Shares”), and (iii) 53,449,524 Class B2 ordinary shares of a par value of US$0.0001 each (the “Class B2 Ordinary Shares” and, collectively with the Class B1 Ordinary Shares, the “Class B Ordinary Shares”), each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect TO US$200,000 divided into 2,000,000,000 shares comprising (i) 1,756,459,263 Class A Ordinary Shares, (ii) 148,331,658 Class B1 Ordinary Shares, and (iii) 95,209,079 Class B2 Ordinary Shares, each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect, by (a) re-designating and re-classifying 49,763,910 of the authorized but unissued Class A Ordinary Shares as Class B1 Ordinary Shares, and (b) re-designating and re-classifying 41,759,555 of the authorized but unissued Class A Ordinary Shares as Class B2 Ordinary Shares.

2.	by a special resolution that the Ninth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and by the substitution in their place of the Tenth Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit A to the Notice of Extraordinary General Meeting to reflect the proposed amendments set out in the foregoing Resolution 1.

3.	by an ordinary resolution that (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

About NIP Group

NIP Group (NASDAQ: NIPG) operates at the nexus of Bitcoin mining, compute infrastructure and global digital entertainment. Rooted in a decade of gaming DNA and industry leadership, the Company brings a cultural and community-driven edge to digital asset operations. Headquartered in Abu Dhabi with teams worldwide, NIP Group pairs significant compute capacity with a global gaming and entertainment ecosystem including esports teams, live events and content networks, reaching hundreds of millions of fans.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg